Exhibit 99.1

CONTACT: Leonard Ferro

(336) 665-3037

Galey & Lord Announces Confirmation of Plan of Reorganization and

Appointment of John J. Heldrich as President and CEO

GREENSBORO, NORTH CAROLINA, FEBRUARY 10, 2004 – Galey & Lord, Inc. (the “Company”) (OTC BB: GYLDQ) announced today that the U.S. Bankruptcy Court has confirmed the Company’s Plan of Reorganization. Following the confirmation, the Company expects to emerge from Chapter 11 within the next ten days. Arthur C. Wiener, the Company’s Chairman and CEO, commented, “This has been a long and arduous process, but the new Galey & Lord will emerge with a strong balance sheet that will enable it to execute both its long-term and short-term strategies. I would like to thank the Company’s customers, suppliers and employees for their continued support during this most difficult period. Without their loyalty, it would not have been possible to reach this point.”

As previously announced, upon the Company’s emergence, Mr. Wiener will be retiring. Upon emergence, John J. Heldrich, currently Executive Vice President of Galey & Lord and President of Swift Denim, will be elected President and CEO of Galey & Lord and will serve on the Board of Directors of the emerged company. Mr. Wiener stated, “I have had the good fortune to have worked with John for the last six years, and during that time have come to admire both his business and personal skills. I have all the faith in the world that John will lead the Company forward in this very competitive environment.”

Galey & Lord and its foreign affiliates, are leading global manufacturers of textiles for sportswear, including cotton casuals, denim, and corduroy.

The Company believes it is the market leader in producing innovative woven sportswear fabrics as a result of its expertise in sophisticated and diversified finishing. Fabrics are designed in close partnership with a diversified base of customers to capture a large share of the middle and high end of the bottomweight woven market. The Company also believes it is one of the world’s largest producers of differentiated and value-added denim products. The Company and its foreign subsidiaries employ approximately 3,300 employees in the United States and 215 employees in its owned foreign operations. The Company and its joint venture interests operate in the U.S., Canada, Mexico, Asia, Europe and North Africa.

Until emergence, the Company’s current trading symbol on the OTC BB is GYLDQ.

SAFE HARBOR REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements made herein are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results to be different from those contemplated. We assume no obligation to update the forward-looking statements contained herein to reflect actual results, changes in assumptions, or changes in factors affecting such statements.

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